

Kevin Charles · 3rd

CEO @ Coco (Hiring) (YC S19)

New York City Metropolitan Area · **Contact info**

500+ connections

Coco

Treehouse

Experience

Co-Founder & CEO

Coco

Jan 2019 – Present · 2 yrs 10 mos

Greater New York City Area

Coco allows migrants to send goods to their families back home within a few hours. Our novel cash-to-goods approach is making Coco the new paradigm in remittance services.

La diáspora venezolana ahora tiene una app	¿Qué es Coco? El nuevo UberEats que lleva...

Co-Founder & CEO

Surbitcoin

Aug 2014 – May 2017 · 2 yrs 10 mos

Venezuela

The First Bitcoin Exchange in Venezuela.

Unable to Get Dollars, Venezuelans Turn to...	Venezuelans turn to bitcoins to bypass...

Education

Treehouse

Full-stack Javascript Developer

2016 – 2017

Universidad de La Sabana

International Economics and Finances

2009 – 2015

Y Combinator

Grocery delivery as remittance, Coco

2019